SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549



                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                             For September 3, 2002



                      Distribution and Service D&S, Inc.
                 ---------------------------------------------
                (Translation of registrant's name into English)



                 Avenida Presidente Eduardo Frei Montalva 8301
          ----------------------------------------------------------
                                   Quilicura
                          ---------------------------
                                   Santiago
                       ---------------------------------
                                     Chile
                       ---------------------------------
                   (Address of principal executive offices)



                          Form 20-F [X] Form 40-F [ ]


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

Distribucion y Servicio D&S S.A.
II Quarter 2002 Results
For further information, please contact:

Nicolas Ibanez S.
CEO
nibanez@dys.cl
--------------
(56 - 2) 200 5201

Miguel Nunez S.
CFO
mnunez@dys.cl
-------------
(56 -2) 200 5735

Loreto Bradford V.
Investor Relations
lbradford@dys.cl
----------------
(56 - 2) 200 5363

Contents

I.        Highlights and Complementary Information
II.       Comments from the CEO
III.      Analysis of Results
IV.       Sales and Other Indicators
V.        Additional Information
VI.       FECU

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2002 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$ 688.05).


I.        Highlights

Increase of net revenues and gross income

Net revenues increased by 14.4% compared to the same period of last year. Despite a difficult economic environment with low consumption levels (reflected in a 0.3% decrease in same store sales), the Company achieved a 12.7% increase in total sales, and gross income in the amount of US$84.3 million, a 20.1% increase over last year, which represented 23.3% of net revenues.

Increase in non-food sales

During the second quarter of 2002, total sales in the non-food areas of Apparel, Electronics & Appliances and Home showed increases of 60.8%, 37.9% and 16.7%, respectively. Thus, the non-traditional business areas together (including Pharmacy) present a 25.0% increase, and represented 22.4% of total Company sales. In terms of same store sales, non-food areas showed a 5.1% increase over the second quarter of last year. In the period January-June 2002, same store sales of non-food areas exhibited a 10.4% increase over the year 2001.

Opening of new stores

During the second quarter, the Company opened three new Lider hypermarkets in regions, in the cities of Puerto Montt (April 29), Calama (May 27) and Valdivia (June 26). Additionally, three Ekono supermarkets in Santiago were transformed into the Lider Vecino hypermarket format (Los Morros, Santa Rosa and Independencia). Thus, at June 30 of the current year, four new hypermarkets had been opened and six Ekono supermarkets had been transformed into Lider Vecino hypermarkets, with a total increase of 27,807 sq.m. of sales area. These openings and transformations are consistent with the Company's strategy to increase national coverage and improve efficiency in terms of sales per square meter.


I.1.      Complementary Information

Capital Increase

During the Extraordinary Shareholders Meeting held on May 23, 2002, properly called, informed and constituted, shareholders of Distribucion y Servicio D&S S.A. approved a capital increase in the amount of Ch$163,622,500,000 through the issuance of 250 millions of no par value nominative shares of a single series of common stock. As a result the Company's capital would increase from Ch$208,528,749,431, divided in 1,380 million shares, to Ch$372,151,249,431, divided in 1,630 million of nominative no par value shares of common stock. The new shares are to be issued, subscribed and paid in within three years from such date.

Account Receivable from Disco S.A.

In the context of the current financial situation of the Argentinean Velox entrepreneurial group, and the consequences that the lack of performance of the secured obligation might have on the results of D&S, the Company informs as follows:

"The obligation which is secured by the personal guarantee of Disco/Ahold International Holdings N.V., is the obligation of Disco S.A., an Argentine stock corporation, to pay Distribucion y Servicio D&S S.A., the amount of US$80,000,000, which corresponds to the unpaid portion of the purchase price of the shares of Supermercados Ekono Sociedad Anonima, an Argentinean stock corporation, plus US$10,000,000, which corresponds to the purchase price adjustment account, minus certain deductions to be made therefrom, payments both of which are due on May 2nd, 2003. The obligation to pay the unpaid portion of the purchase price is evidenced by 10 promissory notes issued by Disco S.A. in the amount of US$8,000,000 each, which payment is secured by Disco/Ahold International Holdings N.V. as guarantor."

"Royal Ahold, the Dutch parent company of Disco/Ahold International Holdings N.V. publicly announced on July 17th, 2002 that, due to certain breaches by Velox Retail Holdings, which are secured with the shares belonging to the later in Disco/Ahold International Holdings N.V., Royal Ahold shall acquire "substantially all" of the shares of Disco/Ahold International Holdings N.V., parent company, and guarantor of the obligations, of Disco S.A. towards Distribucion y Servicio D&S S.A., in a US$490,000,000 transaction."

"Given the above and also given the credit worthiness of Royal Ahold, Distribucion y Servicio D&S S.A. believes that Disco S.A. shall timely and fully perform its obligations to pay both the unpaid portion of the purchase price as well as the then existing balance of the purchase price adjustment account, and, thus will not have any consequence on the results of the company since no risk of performance is currently foreseen and no need to foreclose on the above mentioned personal guarantee. Notwithstanding the above, in the unlikely event of non-payment by Disco S.A. of its above described obligations, Distribucion y Servicio D&S S.A. shall foreclose the personal guarantee of Disco/Ahold International Holdings N.V. before the competent courts of law."

"Lastly and as a consequence of the above, the financial situation of the Argentinean Velox entrepreneurial group shall, neither directly nor indirectly, affect the performance of the obligations of Disco S.A. towards Distribucion y Servicio D&S S.A., which in furtherance are secured by Disco/Ahold International Holdings N.V., its parent company."

II.       Comments from the CEO

Sales

During the second quarter 2002 same store sales decreased by 0.3% and total sales increased by 12.7% in relation to the same period of 2001. These figures evidence the stagnant economic conditions affecting the country, with low consumption levels and high unemployment rates( 9.5% in June 2002). Sales for the quarter were also affected by the absence of the Easter holidays, taking place in March this year, one less day of sales due to the National Census and the severe floods affecting most of Chile. Despite the above, the Company's performance in terms of sales is well above that of the supermarket industry, which recorded a 2.8% drop in same store sales as of June 30 of the current year, whereas D&S showed a 3.1% same store sales increase in the same period.

Gross Income, Operating Income and EBITDA

The increased volume in Company sales and other operating revenues (logistic revenues, rental income, commercial revenues and Presto Card) during the second quarter, resulted in total revenues increasing 14.4% over last year, and gross income of US$84.3 million, 20.1% higher than in 2001, corresponding to a 23.3% of total revenues. However, total operating expenses present a 27.3% increase over the same period of last year, exceeding growth rates of total revenues and gross income. The increase in operating expenses, both recurring expenses and start-up expenses - resulting from our aggressive expansion program - had a negative impact on the Company's operating income and EBITDA, which decreased by 9.0% and 1.5%, respectively, in comparison with last year's results.

Financial Structure

As of June 30, 2002, the debt/shareholder's equity ratio is 0.77 times and the Company has financial debt in the amount of US$324.1 million, all Chilean-peso denominated, with no relevant obligations in US dollars. Of the total debt, 40.8% corresponds to short-term obligations.


New Store Openings

During the second quarter the Company opened three new Lider hypermarkets in the cities of Puerto Montt (April 29), Calama (May 17) and Valdivia (June 26). Additionally, three Ekono supermarkets in Santiago were converted into Lider Vecino hypermarkets (Los Morros, Santa Rosa and Independencia. In sum, at June 30, 2002, 4 new Lider hypermarkets have been opened and 6 Ekono supermarkets have been transformed into Lider Vecino hypermarkets.

CAPEX

As of June 30 of the current year, in accordance with the expansion program approved by the Board, the Company has made investments in the amount of US$50.9 million. The company expects to complete the expansion program for 2002 within the US$120 million budget agreed upon by the Board.

Priorities

Our priorities continue to be increasing our national coverage, growing our core business and promoting further development in our non-traditional business areas, thus increasing our share in family spending (share of wallet); and improve efficiency standards within the Company for higher profitability and returns of our businesses.

III.      Income Statement Second Quarter 2002

Net revenues for the second quarter 2002 totaled US$361.3 million, representing a 14.4% increase compared to the same period of 2001. This increase is attributed to a 12.7% total sales increase entirely contributed by new stores opened during the second half of 2001 and the first half of 2002, along with an important increase in other revenues. Same store sales, on the other hand, were flat, with a 0.3% decrease in the quarter in comparison with the same period of last year. This low sales volume is due to the sustained economic contraction and persistently low consumption levels, in addition to an earlier Easter holiday which was included in March this year, one less day of sales in April due to the National Census, and the impact of severe floods affecting most of Chile at the beginning of June.

TABLE 1:  SECOND QUARTER RESULTS

                                                     2002                               2001                  Change
                                      ---------------------------------- ---------------------------------- ----------
                                          Ch$         US$                    Ch$         US$
                                       millions    millions       %       millions    millions       %          %
                                      ----------- ----------- ---------- ----------- ----------- ---------- ----------
Sales                                   220,191      320.0       88.6%     195,322     283.9        89.9%      12.7%
Other revenues                           28,404       41.3        1.8%      21,939      31.9         1.6%      29.5%

Net revenues                            248,595      361.3      100.0%     217,261     315.8       100.0%      14.4%
------------------------------------- ----------- ----------- ---------- ----------- ----------- ---------- ----------

Cost of sales                           190,617      277.0       76.7%     168,967     245.6        77.8%      12.8%
Gross Income / Margin                    57,978       84.3       23.3%      48,294      70.2        22.2%      20.1%
Recurring Operating Expenses             38,613       56.1       15.5%      30,530      44.4        14.1%      26.5%
Start-up Expenses                         2,414        3.5        1.0%         553       0.8         0.3%     336.6%
Total Operating Expenses (SG&A)          41,026       59.6       16.5%      31,083      45.2        14.3%      32.0%
EBITDA                                   16,952       24.6        6.8%      17,211      25.0         7.9%      -1.5%
------------------------------------- ----------- ----------- ---------- ----------- ----------- ---------- ----------
Depreciation                              8,165       11.9        3.3%       7,555      11.0         3.5%       8.1%
Total Operating Expenses                 49,191       71.5       19.8%      38,638      56.2        17.8%      27.3%
Operating Income                          8,787       12.8        3.5%       9,656      14.0         4.4%      -9.0%
Financial Expenses                       (2,800)      (4.1)      -1.1%      (3,082)     (4.5)       -1.4%      -9.2%
Other Non-operating Income
(Expenses)                                1,906        2.8        0.8%       2,733       4.0         1.3%     -30.2%
Monetary Correction                       2,172        3.2        2.4%       2,602       3.8         3.0%     -16.5%
Non-Operating Income                       (893)      (1.3)      -0.4%        (349)     (0.5)       -0.2%     156.0%
Income before Tax                         7,894       11.5        3.2%       9,307      13.5         4.3%     -15.2%
Income Tax                               (1,251)      (1.8)      -0.5%      (1,504)     (2.2)       -0.7%     -16.8%
Minority Interest                           (18)      (0.0)       0.0%         (32)     (0.0)        0.0%     -44.4%
Income                                    6,624        9.6        2.7%       7,771      11.3         3.6%     -14.8%
Amortization of Goodwill                     85        0.1        0.0%          87       0.1         0.0%      -2.0%
Net Income                                6,710        9.8        2.7%       7,858      11.4         3.6%     -14.6%
------------------------------------- ----------- ----------- ---------- ----------- ----------- ---------- ----------
In Ch$ Millions and US$ Millions, currency of June 2002, exchange rate 1US$=Ch$688.05                    Source: D&S


Gross income reached the amount of US$84.3 million, equivalent to 23.3% of net revenues, representing a 20.1% increase compared to the same period of 2001.

Recurring operating expenses amounted to US$56.1 million, equivalent to 15.5% of net revenues, representing a 26.5% increase over the second quarter of last year. This increase is attributable to higher marketing and selling expenses, mainly from the new stores, which are not offset by their level of revenues.

Start-up expenses totaled US$3.5 million, equivalent to 1.0% of net revenues, resulting from our expansion program, which included three new Lider openings (Puerto Montt, Calama and Valdivia) and the conversion of three Ekono stores into Lider Vecino hypermarkets during the quarter.

Consequently, total operating expenses amounted to US$59.6 million, equivalent to 16.5% of net revenues, representing a 32.0% increase over the same period in 2001.

EBITDA for the second quarter 2002 was US$24.6 million, which corresponds to 6.8% of total revenues, representing a 1.5% decrease compared to the same period in 2001.

Operating income decreased by 9.0% in the second quarter compared to the previous year due to higher non-recurring operating expenses (start-up expenses) related to the opening of new stores and conversion of existing stores, and higher recurring expenses as explained above.

Non-operating income (loss) amounted to US$1.3 million loss, equivalent to 0.4% of net revenues, presenting a 156.0% decrease as compared to last year. Even though financial expenses present a 9.2% decrease compared to the former year, the 16.5% lower gain from currency exchange differences (which is originated in the US dollars account receivable from Disco S.A.) largely offsets this improvement and reduces non-operating results compared to last year.

Net income for the second quarter 2002 was US$9.8 million, corresponding to 2.7% of net revenues, which represents a 14.6% decrease compared to the same period in the year 2001.

Consolidated Results I Half 2002

TABLE 2:  FIRST HALF RESULTS

                                                     2002                               2001                  Change
                                      ---------------------------------- ---------------------------------- ----------
                                          Ch$         US$                    Ch$         US$
                                        millions   millions       %        millions    millions       %          %
                                      ----------- ---------- ----------- ----------- ----------- ---------- ----------
Sales                                   431,376      627.0      88.5%      375,017      545.0        90.0%     15.0%
Other revenues                           56,241       81.7       1.7%       41,726       60.6         1.7%     34.8%
Total Net revenues                      487,617      708.7     100.0%      416,743      605.7       100.0%     17.0%
------------------------------------- ----------- ----------  ----------- ----------- ----------- ---------- ----------
Cost of sales                           375,525      545.8      77.0%      323,680      470.4        77.7%     16.0%
Gross Margin                            112,092      162.9      23.0%       93,063      135.3        22.3%     20.4%
Total Recurring Operating Expenses       71,028      103.2      14.6%       55,654       80.9        13.4%     27.6%
Start-up Expenses                         3,741        5.4       0.8%          553        0.8         0.1%    576.7%
Total Operating Expenses (SG&A)          74,769      108.7      15.3%       56,207       81.7        13.5%     33.0%
EBITDA                                   37,322       54.2       7.7%       36,856       53.6         8.8%      1.3%
------------------------------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------
Depreciation                             16,309       23.7       3.3%       15,035       21.9         3.6%      8.5%
Total Operating Expenses                 91,078     (132.4)     18.7%       71,242      103.5        17.1%     27.8%
Operating Income                         21,013       30.5       4.3%       21,821       31.7         5.2%     -3.7%
Financial Expenses                       (6,486)      (9.4)     -1.3%       (6,140)      (8.9)       -1.5%      5.6%
Other Non-operating Income                1,797        2.6       0.4%        4,169        6.1         1.0%    -56.9%
(Expenses)
Monetary Correction                       2,342        3.4       0.5%        3,928        5.7         0.9%    -40.4%
Non-Operating Income                     (4,689)      (6.8)     -1.0%       (1,971)      (2.9)       -0.5%    138.0%
Income before Tax                        16,324       23.7       3.3%       19,850       28.9         4.8%    -17.8%
Income Tax                               (2,547)      (3.7)     -0.5%       (3,100)      (4.5)       -0.7%    -17.8%
Minority Interest                           (47)      (0.1)      0.0%          (72)      (0.1)        0.0%    -35.2%
Income                                   13,730       20.0       2.8%       16,678       24.2         4.0%    -17.7%
Amortization of Goodwill                    171        0.2       0.0%          171        0.2         0.0%      0.0%
Net income                               13,901       20.2       2.9%       16,849       24.5         4.0%    -17.5%
------------------------------------- ----------- ---------- ----------- ----------- ----------- ---------- ----------
(Exchange rate US$ = Ch$688.05)                                                                         Source: D&S


Income Statement First Half 2002

During the first half of the current year, total sales amounted to US$627.0 million, which corresponds to 88.5% of total revenues and represents a 15.0% increase over last year, while same stores sales increased by 3.1% over the year 2001. This same store sales growth in entirely contributed by the good performance of 6.6% same store sales growth during the first quarter.

Net revenues totaled the amount of US$708.7 million, representing an increase of 17.0% compared to the first half of 2001.

Gross income for the first half of 2002 totaled US$162.9, corresponding to 23.0% of net revenues, and representing a 20.4% increase over the same period of 2001 when it totaled US$135.6 million and represented 22.3% of net revenues.

Recurring operating expenses (SG&A excluding depreciation and amortization) amounted to US$103.2 million or 14.6% of total revenues, a 27.6% increase over the first half of 2001.

Start-up expenses totaled US$5.4 million, equivalent to 0.8% of net revenues. This increase results from the expansion program undertaken by the Company, which included the opening of four new Lider hypermarkets (Concepcion II, Puerto Montt, Calama and Valdivia), and the conversion of six Ekono supermarkets into the Lider Vecino format in the period January-June 2002.

EBITDA increased by 1.3%, totaling the amount of US$54.2 million, which represents 7.7% of total revenues.

Operating income decreased by 3.7%, totaling US$30.5 million, representing 4.3% of total revenues.


Non-operating income (loss) amounted to US$6.8 million loss (equivalent to 1.0% of net revenues) which compares unfavourably with the same period of 2001 when this figure was a loss of US$2.9 million, or 0.5% of net revenues. This result is explained mainly by a 40.4% gain reduction from currency exchange differences in addition to a 5.6% increase in financial expenses compared to the first half 2001 results.


The income statement for the first half 2002 shows net income amounts of US$20.2 million, corresponding to a 2.9% of net revenues, and representing a 17.5% decrease when compared to results for the same period in 2001.

IV.       Sales and Other Indicators

IV.1.     Sales

IV.1.A.   Total Sales and Same Store Sales

Second Quarter 2002

During the second quarter of 2002 there was a 12.7% increase in total sales compared to the same period of 2001. Same store sales, on the other hand, decreased by 0.3% compared to the second quarter 2001. Thus, the increase in total sales is given by new stores opened during the second half of 2001 and first half of 2002, while same store sales figures show the adverse effects of a complex economic environment characterized by low consumption levels and high unemployment, with further deterioration due to the unfavourable composition of April, which lacked Easter holidays this year and had one less day of sales due to the National Census, and intense flooding at the beginning of June.

TABLE 3:  D&S TOTAL RETAIL SALES

                                       TOTAL SALES                                       SAME STORE SALES
              ------------------------------------------------------------- -------------------------------------------------------
                 IQ      IIQ     IIIQ      IVQ      IH       9M      TOTAL     IQ      IIQ     IIIQ    IVQ      IH      9M    TOTAL
              -------  -------- -------  -------  -------  -------  ------- -------  -------  ------  -----  --------  -----  -----
TOTAL D&S
------------- -------  -------- -------  -------  -------  -------  ------- -------  -------  ------  -----  --------  -----  -----
2002          210,844  219,846                    430,690                   186,928  188,625                 375,553

2001          179,134  195,104  206,179  243,690  374,238  580,417  824,107 175,298  189,103                 364,401
% Change YoY   17.7%    12.7%                      15.1%                      6.6%    -0.3%                    3.1%

SUPERMARKETS
------------- -------  -------- -------  -------  -------  -------  ------- -------  -------  ------  -----  --------  -----  -----
2002           46,763   40,802                     87,565                    45,043   47,550                  92,593
2001           52,703   59,192   41,781   44,529  111,895  153,676  198,205  43,017   47,698                  90,715
% Change YoY  -11.3%   -31.1%                     -21.7%                      4.7%    -0.3%                    2.1%

HYPERMARKETS
------------- -------  -------- -------  -------  -------  -------  ------- -------  -------  ------  -----  --------  -----  -----
2002          164,060  179,044                    343,104                   131,551  129,209                 260,760
2001          126,181  135,789  164,192  198,987  261,970  426,162  625,149 126,181  133,518                 259,699
% Change YoY   30.0%    31.9%                      31.0%                      4.3%    -3.2%                    0.4%

GROCERIES
------------- -------  -------- -------  -------  -------  -------  ------- -------  -------  ------  -----  --------  -----  -----
2002           87,326   93,060                    180,386                    77,973   78,517                 156,489
2001           75,017   85,964   89,721  100,177  160,981  250,702  350,879  71,910   82,363                 154,273
% Change YoY   16.4%     8.3%                      12.1%                      8.4%    -4.7%                    1.4%

PERISHABLES
------------- -------  -------- -------  -------  -------  -------  ------- -------  -------  ------  -----  --------  -----  -----
2002           71,298   77,528                    148,826                    62,250   64,035                 126,285
2001           62,826   69,691   75,845   83,638  132,517  208,362  292,000  59,553   66,040                 125,593
% Change YoY   13.5%    11.2%                      12.3%                      4.5     -3.0%                    0.6%

NON-FOOD
------------- -------  -------- -------  -------  -------  -------  ------- -------  -------  ------  -----  --------  -----  -----
2002           52,210   49,275                    101,485                    45,944   39,973                  85,917
2001           41,278   39,404   40,612   59,876   80,683  121,295  181,170  39,805   38,041                  77,846
% Change YoY   26.5%    25.0%                      25.8%                     15.4%     5.1%                   10.4%

First Half 2002

During the first half of 2002 total sales increased by 15.1%, and same stores sales recorded a 3.1% increase compared to the same period in 2001. As previously stated, the total sales increase is mainly due to the opening of new stores, and the 3.1% same store sales increase for period January-June is due entirely to the good performance during the first quarter of the current year (6.6% SSS increase).


IV.1.B.   Total Sales By Format

Second Quarter 2002

Total sales amounted to Ch$174,044 million (US$260.2 million) in the hypermarket division, showing a 31.9% increase compared to the same period of 2001. Thus, the hypermarket division represents 81.4% of total Company sales compared to 69.6% in the same quarter of 2002. This increase is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets (11 stores in total to date), and the new store openings, all under the hypermarket format. The preponderant weight of the hypermarket format is consistent with the Company's strategy of satisfying most of our customers' needs under one roof (one-stop shopping) at the lowest market prices. Total sales of the supermarket division amounted to Ch$40,822 million (US$59.3 million), 31.1% lower than in the former year, representing 18.6% of total Company sales. This decrease is explained by the successive transformations of Ekono supermarkets into the Lider Vecino hypermarket format, as described above.

First Half 2002

During the period January-June 2002, total sales of the hypermarket division increased by 31.0% compared to the same period the former year, whereas the supermarket division presents a 19.0% decrease as a result of the conversion of Ekono supermarkets into Lider Vecino hypermarkets.

IV.1.C.   Same Stores Sales by Format

Second Quarter 2002

In terms of same store sales the hypermarket division presents a 3.2% decrease in the second quarter compared to the same period in 2001, and the supermarket division presents a 0.3% decrease during the period. Consolidated same store sales show a 0.3% decrease, which is favourably compared with figures of the supermarket industry (this figure includes sales from the new Lider Vecino hypermarkets resulting from the conversion of existing stores, which are not included in the supermarket division nor in the hypermarket division same store sales figures).

First Half 2002

Same stores sales for the first half of 2002 present a 2.1% increase in the supermarket division and a 0.4% increase in the hypermarket division compared to the same period in 2001. Consolidated same store sales increased by 3.1% in relation to the first half of the year 2001.

IV.1.D.   Total Sales and Same Store Sales By Business Area

Second Quarter 2002

Total sales during the second quarter 2002 increased by 8.3% in groceries, 11.2% in perishables and 25.0% in the non-food areas (Apparel, Electronic& Appliances, Home and Pharmacy). Thus, the non-traditional business areas continued to show higher increases relative to the traditional business areas, consistent with the Company's strategy in this sense. Total non-food sales represented 22.4% of the total Company sales in the second quarter 2002 compared to a 20.2% share of total sales in the same period of the former year.

In terms of same store sales, the non-food areas presented a 5.1% increase over the former year, and the areas of groceries and perishables decreased by 4.7% and 3.0% respectively.

First Half 2002

In the period January-June 2002 total sales of groceries, perishables and non-food present increases of 12.1%, 12.2% and 25.8%, respectively, compared to the former year. Thus, as explained above, the sales mix has gradually changed in accordance with the Company's strategy, and at June 30 of the current year, groceries represent a 41.9% of total sales, perishables represent a 34.6%, and non-food areas together represent a 23.6% of the Company's sales. At the same date in 2001, the sales mix was 43.0% groceries, 35.4% perishables and 21.6% non-traditional areas.

In terms of same store sales the same trend is witnessed, with higher increases in the non-food areas (10.4% growth over the first half 2001) relative to the traditional business areas (1.4% increase in groceries and 0.6% in perishables over the same period of the former year).

IV.2.     Transactions

IV.2.A.   Total Number of Transactions

Second Quarter 2002

The number of transactions in supermarkets presents a 25.2% decrease compared to the same period of the former year. This decrease is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets. On the other hand, the total number of transactions in the hypermarket division presents a 43.0% increase compared to the former year, explained mainly by the new store openings, all of them in the hypermarket format (Lider and Lider Mercado).

On a consolidated basis, the total number of transactions for the second quarter 2002 increased by 11.8% compared to the same period the former year.

TABLE 4:  TRANSACTIONS

                                   TOTAL TRANSACTIONS                                        SAME STORE TRANSACTIONS
                -------------------------------------------------------   ---------------------------------------------------------
                 IQ      IIQ     IIIQ     IVQ     IH      9M     TOTAL      IQ      IIQ     IIIQ     IVQ      IH      9M    TOTAL
                ------  ------  ------  ------  ------  ------  -------   ------  -------  ------  ------  -------  ------  -------
TOTAL D&S
--------------- ------  ------  ------  ------  ------  ------  -------   ------  -------  ------  ------  -------  ------  -------
2002            27,811  29,117                  56,928                    25,174  25,388                   50,562
2001            24,193  26,034                  50,227                    23,474  24,874                   48,348
% Change YoY    15.0%   11.8%                   13.3%                      7.2%    2.1%                     4.6%

SUPERMARKETS
--------------- ------  ------  ------  ------  ------  ------  -------   ------  -------  ------  ------  -------  ------  -------
2002             9,640   8,852                  18,492                     9,323   9,269                   18,592
2001            10,988  11,833                  22,821                     8,973   9,186                   18,159
% Change YoY   -12.3%  -25.2%                  -19.0%                      3.9%    0.9%                     2.4%

HYPERMARKETS
--------------- ------  ------  ------  ------  ------  ------  -------   ------  -------  ------  ------  -------  ------  -------
2002            18,171  20,264                  38,435                    13,931  13,880                   27,811
2001            13,154  14,168                  27,322                    13,154  13,881                   27,035
% Change YoY    38.1%   43.0%                   40.7%                      5.9%    0.0%                     2.9%

IV.2.B.   Same Store Transactions

Second Quarter 2002

The number of transactions in same stores during the second quarter 2002 presents a flat behaviour both in hypermarkets and supermarkets, with a 0.9% increase in the supermarket division and a 0.0% increase in the hypermarket division.

On a consolidated basis the number of transactions in same stores present a 2.1% increase during the second quarter 2002 compared to the former year, which is mainly given by the new Lider Vecino stores, which are not included in the supermarket format nor in the hypermarket format but add to the number of same store transactions since they are conversions of existing stores.

IV.3.     Sales per Transaction

IV.3.A.   Total Sales per Transaction

Second Quarter 2002

The average sales per transaction during the second quarter 2002 compared to the same period in 2001 decreased by 7.9% and 7.8% in the supermarket and the hypermarket division respectively. In the Company total, the average sales per transaction presents a 0.8% increase compared to last year, resulting from the new stores transformed into the Lider Vecino format.

TABLE 5:  SALES PER TRANSACTION

                               TOTAL SALES PER TRANSACTIONS                             SAME STORE SALES PER TRANSACTION
                 -------------------------------------------------------   --------------------------------------------------------
                  IQ      IIQ     IIIQ    IVQ      IH      9M     TOTAL      IQ      IIQ     IIIQ     IVQ     IH      9M     TOTAL
                 ------  ------  ------  ------  ------  ------  -------   ------  -------  ------  ------  -------  -----  -------
TOTAL D&S
---------------  ------  ------  ------  ------  ------  ------  -------   ------  -------  ------  ------  -------  -----  -------
2002             7,581   7,550                   7,566                     7,425    7,430                    7,428
2001             7,404   7,494                   7,451                     7,468    7,602                    7,537
% Change YoY     2.4%    0.8%                    1.5%                     -0.6%    -2.3%                    -1.5%

SUPERMARKETS
---------------  ------  ------  ------  ------  ------  ------  -------   ------  -------  ------  ------  -------  -----  -------
2002             4,851   4,609                   4,735                     4,831    5,130                    4,980
2001             4,796   5,002                   4,903                     4,794    5,192                    4,996
% Change YoY     1.1%   -7.9%                   -3.4%                      0.8%    -1.2%                    -0.3%

HYPERMARKETS
---------------  ------  ------  ------  ------  ------  ------  -------   ------  -------  ------  ------  -------  -----  -------
2002             9,029   8,836                   8,927                     9,443    9,309                    9,376
2001             9,593   9,584                   9,588                     9,593    9,619                    9,606
% Change YoY    -5.9%   -7.8%                   -6.9%                     -1.6%    -3.2%                    -2.4%
In Ch$, currency of June 2002.


IV.3.B.   Same Store Sales per Transaction

Second Quarter 2002

The average sales per transaction in same stores presents a 1.2% decrease in the supermarket division and a 3.2% decrease in the hypermarket division during the second quarter of the current year compared to the same period of last year. On a consolidated basis the amount of same store sales per transaction presents a 2.3% decrease compared to the same period in 2001.

IV.4.     Sales per Square Meter

TABLE 6:  SALES PER SQ.METER (AVERAGE)

                                    TOTAL SALES/SQ.M                                            SAME STORE SALES/SQ.M
              ------------------------------------------------------------     ----------------------------------------------------
                 IQ      IIQ     IIIQ      IVQ      IH       9M      TOTAL       IQ       IIQ    IIIQ   IVQ      IH     9M    TOTAL
              -------  -------  -------  -------  -------  -------  -------    -------  ------- ------ ------ -------- ----- ------
TOTAL D&S

------------- -------  -------  -------  -------  -------  -------  -------    -------  ------- ------ ------ -------- ----- ------
2002          263,401  257,834                    260,529                      263,667  258,374               260,982

2001          247,562  264,766  264,604  311,506  256,242  259,151  272,704    247,742  259,924               253,917
% Change YoY    6.4%    -2.6%                        1.7%                         6.4%    -0.6%                  2.8%

SUPERMARKETS
------------- -------  -------  -------  -------  -------  -------  -------    -------  ------- ------ ------ -------- ----- ------
2002          248,211  275,245                    260,115                      239,082  320,766               275,051
2001          279,740  399,301  318,930  339,906  332,389  328,618  331,089    228,328  321,764               269,473
% Change YoY  -11.3%   -31.1%                     -21.7%                         4.7%    -0.3%                  2.1%

HYPERMARKETS
------------- -------  -------  -------  -------  -------  -------  -------    -------- ------- ------ ------ -------- ----- ------
2002          268,042  254,170                    260,619                      272,252  252,665               262,181
2001          235,767  230,677  253,308  305,526  233,101  240,493  257,971    261,139  261,091               261,114
% Change YoY   13.7%    10.2%                      11.8%                         4.3%    -3.2%                  0.4%
In Ch$, currency of June 2002, exchange rate 1US$=Ch$688.05.


At June 30, 2002 the total sales per square meter of sales area amounted to US$378.6 (Ch$260,529), representing a 1.7% increase compared to the amount recorded in the same period of last year.

Same store sales per square meter were US$379.3 (Ch$260,982), representing a 2.8% increase compared to the same period of the year 2001. This indicator shows a higher increase in same stores than in the total, which is explained by the new openings included in the total figures.

IV.5.     Days of Inventory

TABLE 7:  DAYS OF INVENTORY (AVERAGE)

                                  TOTAL STORES                                                  SAME STORES
                 ---------------------------------------------------------  -------------------------------------------------------
                   IQ      IIQ     IIIQ    IVQ      IH       9M     TOTAL     IQ       IIQ     IIIQ    IVQ     IH      9M    TOTAL
                 ------  -------  ------  ------  -------  ------  -------  -------  -------  ------  -----  -------  -----  ------
TOTAL D&S
---------------  ------  -------  ------  ------  -------  ------  -------  -------  -------  ------  -----  -------  -----  ------
2002             36.8     36.5                     36.7                      25.8     25.2                    25.5
2001             30.9     31.0                     31.0                      23.4     22.4                    22.9

% Change YoY     19.3%    17.6%                    18.5%                     10.3%    12.5%                   11.5%

GROCERIES
---------------  ------  -------  ------  ------  -------  ------  -------  -------  -------  ------  -----  -------  -----  ------
2002             34.1     33.4                     33.8                      23.6     23.0                    23.3
2001             29.3     30.2                     29.7                      20.9     20.8                    20.9
% Change YoY     16.5%    10.7%                    13.5%                     12.8%    10.6%                   11.7%

PERISHABLES
---------------  ------  -------  ------  ------  -------  ------  -------  -------  -------  ------  -----  -------  -----  ------
2002             11.0     11.1                     11.1                       7.6      7.6                     7.6
2001              8.8     10.0                      9.4                       7.0      7.5                     7.3
% Change YoY     25.3%    10.8%                    17.2%                      8.7%     0.8%                    4.4%

NON-FOOD
---------------  ------  -------  ------  ------  -------  ------  -------  -------  -------  ------  -----  -------  -----  ------
2002             94.8    109.2                    101.5                      68.3     76.7                    72.2
2001             88.3     95.0                     91.5                      71.1     72.9                    72.0
% Change YoY      7.3%    15.0%                    10.9%                     -4.0%     5.2%                    0.3%

At June 30, 2002, the consolidated average number of days of inventory increased by 18.5% compared to last year, from 31.0 days in 2001, to 36.7 days in 2002, involving mainly the non-food areas.

IV.6.     Shrinkage (% of Sales)

TABLE 8:  SHRINKAGE (% of SALES)

                                      TOTAL STORES                                                  SAME STORES
               ----------------------------------------------------------  --------------------------------------------------------
                  IQ       IIQ     IIIQ    IVQ      IH      9M     TOTAL      IQ       IIQ     IIIQ    IVQ      IH      9M    TOTAL
               --------  -------  ------  ------  ------  ------  -------  --------  -------  ------  ------  -------  ----- ------
TOTAL D&S
-------------  --------  -------  ------  ------  ------  ------  -------  --------  -------  ------  ------  -------  ----- ------

2002             1.76%    1.99%                    1.88%                     1.78%     2.05%                   1.91%
2001             1.96%    1.76%                    1.85%                     2.00%     1.81%                   1.90%
% Change YoY   -10.2%    13.4%                     1.3%                    -11.2%     13.0%                    0.5%

SUPERMARKETS
-------------  --------  -------  ------  ------  ------  ------  -------  --------  -------  ------  ------  -------  ----- ------

2002             1.69%    1.60%                    1.64%                     1.75%     1.37%                   1.55%
2001             1.34%    1.11%                    1.22%                     1.64%     1.37%                   1.50%
% Change YoY    25.6%    44.2%                    35.0%                      6.4%     -0.3%                    3.5%

HYPERMARKETS
-------------  --------  -------  ------  ------  ------  ------  -------  --------  -------  ------  ------  -------  ----- ------

2002             1.78%    2.08%                    1.94%                     1.78%     2.22%                   2.00%
2001             2.22%    2.04%                    2.13%                     2.13%     1.92%                   2.02%
% Change YoY    19.7%     2.1%                    -8.8%                    -16.5%     15.7%                   -1.2%

In the period January-June 2002, consolidated shrinkage as percentage of total sales increased by 1.3% compared to last year, from 1.85% in 2001 to 1.88 in the same period of 2002. This increase originates in the supermarket division as a result of the conversions into the Lider Vecino format.


V.        Additional Information
V.1.      D&S Financial Structure

FIGURE 1: FINANCIAL STRUCTURE (SHORT V/S LONG DEBT)

                                                 IQ2001      IIQ2001     IIIQ2001     IVQ2001      IQ2002      IIQ2002
                                               ---------   ----------  -----------  ----------   ---------   ---------
Long Term                                        92.7%        89.4%        75.6%       78.4%        73.9%       59.2%
Short Term                                        7.3         10.6%        24.4%       21.6%        26.1%       40.8%

At June 30, 2002, the debt/shareholders' equity ratio is 0.77 times, and the Company maintains total financial debt (debt with banks and financial institutions including bonds) equivalent to US$324.1 million, all Chilean pesos denominated, and there are no relevant obligations in US dollars. The main component of the financial debt corresponds to the Bonds issued in December 2000, representing a 35.0% of the total debt. Of the total debt, 40.8% corresponds to short-term obligations.

TABLE 9:  FINANCIAL DEBT AS OF JUNE 30, 2002

                                                                              US$ Million                 %
                                                                         ---------------------- ----------------------
D&S Bonds                                                                        113.6                   35.0%
Banco Santiago                                                                    89.3                   27.5%
Banco Santander                                                                   47.9                   14.8%
Banco del Estado                                                                  25.4                    7.8%
Banco de Chile                                                                    21.0                    6.5%
Banco Citibank                                                                     8.4                    2.6%
Banco Scotiabank                                                                   4.2                    1.3%
Banco Bice                                                                         2.8                    0.9%
Other creditors                                                                   11.4                    3.5%
------------------------------------------------------------------------ ---------------------- ----------------------
Total Financial Debt                                                             324.0                  100.0%
------------------------------------------------------------------------ ---------------------- ----------------------

TABLE 10: D&S CURRENT RISK RATINGS

Instrument               Rating Type   Fitch Ratings   Feller Rate   Fitch IBCA
                                               Chile         Chile          USA
--------------------   -------------   -------------   -----------   ----------
Stock                       National         Level 2      Level 2
Bonds                       National             AA-          AA-
Long Term Debt-Local   International                                       BBB+
Currency

On May 2, 2002, Fitch Ratings Chile upgraded the local risk rating of D&S' bonds from A+ to AA- rating.

On July 22, 2002, Feller Rate Clasificadora de Riesgo Ltda. upgraded the local risk rating of D&S' bonds from A+ to AA- rating.

V.2.      Means of Payment

During the second quarter 2002, sales on Presto credit card represented a 7.3% of total Company sales, which compares favourably with a 6.0% share of sales in the same period of 2001, presenting a 21.7% increase compared to the same period of last year.

In the period January-June 2002, sales on Presto card reached a 7.1% of total sales, compared to a 5.8% share in the same period of 2001, showing 22.4% growth over last year.

TABLE 11: MEANS OF PAYMENT

                         2000                                2001                                 2002
             -----------------------------     -------------------------------       --------------------------------
               IQ     IIQ     IIIQ    IVQ        IQ      IIQ     IIIQ     IVQ         IQ       IIQ      IIIQ    IVQ
             -----   -----   -----   -----     -----    -----   -----    -----       -----    -----    -----   -----
Cash         63.1%   62.1%   62.4%   62.3%     61.8%    61.2%   59.5%    57.9%       60.0%    59.2%
Checks       19.0%   19.5%   19.1%   17.3%     15.6%    15.8%   15.5%    15.1%       14.6%    14.8%
Credit
Cards        12.3%   12.4%   12.2%   10.7%     10.9%    10.8%   11.3%    11.5%       10.0%    10.1%
Presto Card   4.8%    5.3%    5.4%    5.1%      5.6%     6.0%    6.2%     6.8%        6.9%     7.3%
Debit Card    0.1%    0.1%    0.3%    3.2%      5.5%     5.7%    6.9%     7.3%        7.8%     8.1%
Other*        0.7%    0.6%    0.6%    1.4%      0.6%     0.5%    0.6%     1.5%        0.7%     0.5%
             ====    ====    ====    ====      ====     ====    ====     ====        ====     ====      ====    ====
TOTAL         100%    100%    100%    100%      100%     100%    100%     100%        100%     100%

---------------------
*Other vouchers or means of payment.

V.3.      D&S Financial Information

TABLE 12: MAIN INDICATORS

                                                         JANUARY-JUNE                JANUARY-JUNE           % CHANGE
                                                             2002                         2001              2002/2001
                                                   ------------------------     -----------------------     ---------
                                                                     % of                        % of
                                                      THCH$        revenues        THCH$       revenues         %
                                                   -----------     --------     -----------    --------     ---------
NET REVENUES                                       487,616,723      100.00%     416,743,301     100.00%       17.01%
GROSS INCOME                                       112,091,589       22.99%      93,062,900      22.33%       20.45%
SELLING & ADMINISTRATIVE EXPENSES                   91,078,329       18.68%      71,241,937      17.09%       27.84%
OPERATING INCOME                                    21,013,260        4.31%      21,820,963       5.24%       -3.70%
NON-OPERATING INCOME                                (4,689,378)      -0.96%      (1,970,660)     -0.47%      137.96%
NET INCOME                                          13,900,716        2.85%      16,849,229       4.04%      -17.50%
INITIAL NET WORTH                                  277,234,939                  251,291,652                   10.32%
NET INCOME/INITIAL SHAREHOLDERS' EQUITY                  10.03%                       13.41%


TABLE 13: CONDENSED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

                                                         06.30.2002            06.30.2001              % CHANGE
                                                        -----------           -----------             ---------
                                                           THCH$                  THCH$               2002/2001
                                                        -----------           -----------             ---------
CURRENT ASSETS                                          214,366,622           114,476,456               87.26%
FIXED ASSETS                                            461,879,858           426,309,373                8.34%
OTHER ASSETS                                             17,052,267            74,482,424              -77.11%
                                                        -----------           -----------               -----
TOTAL ASSETS                                            693,298,747           615,268,253               12.68%
                                                        ===========           ===========               =====

CURRENT LIABILITIES                                     264,161,349           160,688,963               64.39%
LONG TERM LIABILITIES                                   137,515,877           186,086,896              -26.10%
TOTAL DEBT                                              401,677,226           346,775,859               15.83%
MINORITY INTEREST                                           485,866               351,513               38.22%
NET WORTH                                               291,135,655           268,140,881                8.58%
                                                        -----------           -----------               -----
TOTAL LIABILITIES                                       693,298,747           615,268,253               12.68%
                                                        ===========           ===========               =====


TABLE 14: FINANCIAL RATIOS

                                                                                                          % CHANGE
                                                                                                         ---------
                                                                   06.30.2002          06.30.2002        2002/2001
                                                                  -------------       -------------      ---------
TOTAL DEBT                                          THCH$          401,677,226         346,775,859          15.83%
FINANCIAL DEBT                                      THCH$          223,028,541         204,439,655           9.09%
LIQUIDITY RATIO                                     TIMES                 0.81                0.71
ACID RATIO                                          TIMES                 0.52                0.33
TOTAL DEBT/TOTAL ASSETS                             TIMES                 0.58                0.56
TOTAL DEBT/SHAREHOLDERS' EQUITY                     TIMES                 1.38                1.29
FINANCIAL DEBT/SHAREHOLDERS' EQUITY                 TIMES                 0.77                0.76
INTEREST EXPENSES COVERAGE                          TIMES                 5.75                6.00
SHORT TERM LIABILITIES                                %                     66%                 46%
LONG TERM LIABILITIES                                 %                     34%                 54%


TABLE 15: PROFITABILITY RATIOS

                                                                     06.30.2002          06.30.2001
                                                                    ------------        ------------
RETURN OVER SHAREHOLDERS' EQUITY                      %                  10.03%              13.41%
RETURN OVER ASSETS                                    %                   4.01%               5.48%
RETURN OVER OPERATIONAL ASSETS                        %                   4.11%               6.23%
EARNINGS PER SHARE                                    $                  10.07               12.21
RETURN OF DIVIDENDS                                   %

V.4.      Market Share

D&S MARKET SHARE

In the period April-June 2002, D&S achieved 30.8% of market share countrywide, which compares favourably with D&S's market share of 29.1% in the same period of 2001.

Twelve-months accumulated market share of D&S as of June 30, 2002 is 30.5%, that is, 1.9 percentage points higher than in the same period of 2001, when D&S accounted for 28.6% of the supermarket industry.

The hypermarket formats (Lider, Lider Mercado and Lider Vecino) increased its market share in the country from 20.2% in the second quarter 2001 to a 25.0% of the market in 2002. The supermarket formats (Ekono and Almac) decreased its country market share from 8.9% in the second quarter 2001, to a 5.8% in 2002. This decrease is explained by the conversions into the Lider Vecino hypermarket format and the opening of new stores under the hypermarket format.


FIGURE 2: D&S MARKET SHARE

          I97    II97  III97   IV97   I98    II98  III98  IV98    I99    II99  III99  IV99
         ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
% Share  19.25% 20.15% 19.89% 21.63% 20.06% 21.32% 22.60% 27.51% 27.12% 28.12% 28.14% 28.89%

          I00    II00  III00   IV00   I01    II01  III01   IV01   I02    II02
         ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
% Share  27.57% 28.01% 28.27% 29.08% 27.92% 29.16% 29.63% 31.41% 29.81% 30.84%

________________
SOURCE:   INE (National Bureau of Statistics), July 2002



Supermarket Industry Total Sales

During the second quarter of 2002, supermarket industry sales totaled the amount of US$1,033 million (Ch$711 billion), which represents a 6.7% growth over the same period of 2001. This increase has not matched the 7.1% growth rate recorded in 1998 in comparison with the second quarter of 1997.

Total sales of the Chilean supermarket industry for the period January-June 2002 amounted to US$2,052 million (Ch$1,412 billion), recording an 8.2% growth over the same period of the former year.

D&S total sales growth is well above the industry figures (12.7% for the second quarter and 15.0% for the first half 2002).

TABLE 16: D&S and SUPERMARKET INDUSTRY SALES

                                                                        TOTAL STORES
                                         ----------------------------------------------------------------------------
                                            IQ         IIQ        IIIQ        IVQ        IH         9M        TOTAL
                                         -------     -------    ---------  ---------  ---------  --------   ---------
TOTAL D&S
2002                                     209,018     219,222                           428,240
2001                                     178,386     194,122                           372,508
% of Change YoY                           17.2%       12.9%                             15.0%
No of Stores                                55          58                               58
MARKET SHARE                              29.81%      30.84%                           30.33%

TOTAL SUPERMARKET INDUSTRY
2002                                     701,116     710,749                          1,411,865
2001                                     638,871     665,715                          1,304,586
% of Change YoY                            9.7%        6.8%                             8.2%
No of Stores                               630         633                               633


FIGURE 3: MARKET SHARE HYPERMARKET FORMAT -- D&S V/S INDUSTRY

                I97    II97  III97   IV97   I98    II98  III98   IV98   I99    II99  III99  IV99
               ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Hypermarket
D&S            42.63% 40.19% 40.35% 44.14% 47.19% 45.61% 47.54% 55.59% 60.11% 58.50% 58.57% 61.00%
Hypermarket
Industry       15.46% 15.65% 15.28% 17.03% 16.63% 17.00% 17.34% 21.83% 22.89% 23.84% 23.74% 25.44%

               I00     II00  III00   IV00   I01    II01  III01   IV01   I02    II02
               ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Hypermarket
D&S            61.77% 62.22% 65.00% 68.26% 70.51% 69.38% 71.52% 74.80% 78.02% 81.11%
Hypermarket
Industry       24.64% 26.30% 27.27% 29.24% 28.99% 30.08% 30.73% 32.97% 33.25% 36.11%
______________
SOURCE:  INE, July 2002


FIGURE 4: SUPERMARKET INDUSTRY -- MARKET SHARE BY FORMAT

              I97    II97  III97   IV97   I98    II98  III98   IV98   I99    II99  III99  IV99
             ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Hypermarket  15.46% 15.65% 15.28% 17.03% 16.63% 17.00% 17.34% 21.83% 22.89% 23.84% 23.74% 25.44%
Supermarket  84.54% 84.35% 84.72% 82.97% 83.37% 83.00% 82.66% 78.17% 77.11% 76.16% 76.26% 74.56%

              I00   II00   III00  IV00    I01    II01  III01   IV01   I02    II02
             ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Hypermarket  24.64% 26.30% 27.27% 29.24% 28.99% 30.08% 30.73% 32.97% 33.25% 36.11%
Supermarket  75.36% 73.70% 72.73% 70.76% 71.01% 69.92% 69.27% 67.03% 66.75% 63.89%
______________
SOURCE:  INE, July 2002

FIGURE 5: D&S -- SHARE OF SALES BY FORMAT

              I97    II97   III97  IV97   I98    II98   III98  IV98   I99    II99  III99  IV99
             ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Hypermarket  42.63% 40.19% 40.35% 44.14% 47.19% 45.61% 47.54% 55.59% 60.11% 58.50% 58.57% 61.00%
Supermarket  57.37% 59.81% 59.65% 55.86% 52.81% 54.39% 52.46% 44.41% 39.89% 41.50% 41.43% 39.00%

              I00    II00   III00  IV00   I01    II01   III01  IV01   I02    II02
             ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Hypermarket  61.77% 62.22% 65.00% 68.26% 70.51% 69.38% 71.52% 74.80% 78.02% 81.11%
Supermarket  38.23% 37.78% 35.00% 31.74% 29.49% 30.62% 28.48% 25.20% 21.98% 18.89%
_______________
SOURCE:  INE, July 2002


D&S and Industry Market Share by Format

Within the Company, the hypermarket format has increased its share of total D&S sales from 69.6% in the second quarter 2001 to 81.4% in 2002. This increase results from the conversion of Ekono supermarkets into Lider Vecino hypermarkets and the new store openings, all of them under the Lider format.


Second Quarter 2002

During the second quarter 2002, the hypermarket format continues to show market share increases in the Chilean industry, reaching a 36.1% compared to a 30.1% recorded in the same period of last year. Meanwhile, the supermarket format shows a decrease in market share, from 69.9% in the second quarter 2001, to a 63.9% in the current year.


First Half 2002

As of June 30, 2002 the hypermarket format accounts for a 34.7% of the industry sales, and supermarkets represent a 65.3% of the total. The comparison with market share figures of the same period of last year (29.5% for hypermarkets and 70.5% for supermarkets) shows sustained growth of the hypermarket format in our country.


V.5.      Stores

TABLE 17: GEOGRAPHIC DISTRIBUTION OF D&S STORES

REGION /                 LIDER     LIDER     LIDER        TOTAL            ALMAC       EKONO       TOTAL      TOTAL
MUNICIPALITY                      MERCADO    VECINO   HYPERMARKETS                             SUPERMARKETS     D&S
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------
   ARICA                                                                                 1           1           1
   IQUIQUE                                     1            1                                                    1
I Region                                       1            1                            1           1           2
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

   ANTOFAGASTA             1                                1                                                    1
   CALAMA                  1                                1                            2           2           3
II Region                  2                                2                            2           2           4
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

   LA SERENA               1                                1                                                    1
III Region                 1                                1                                                    1
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

   CALERA                                                                                1           1           1
   QUILPUE                 1                                1                            1           1           2
   VINA DEL MAR            1                                1                            1           1           2
IV Region                  2                                2                            3           3           5
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

   CERRILLOS               1                                1                                                    1
   EL BOSQUE                                   1            1                                                    1
   EST CENTRAL             1                                1                                                    1
   INDEPENDENCIA                               1            1                                                    1
   LA FLORIDA              2                   1            3                                                    3
   LA REINA                1                                1                                                    1
   LAS CONDES                                  1            1                1           5           6           7
   LO BARNECHEA                      1                      1                            1           1           2
   MACUL                   1                                1                                                    1
   MAIPU                   1                                1                            2           2           3
   NUNOA                                       1            1                            3           3           4
   PROVIDENCIA                                                               2           3           5           5
   PUENTE ALTO             1                                1                                                    1
   RECOLETA                                    1            1                                                    1
   SAN BERNARDO                                1            1                                                    1
   SAN MIGUEL              1                                1                            1           1           2
   SAN RAMON                                   1            1                                                    1
   VITACURA                1                                1                1                       1           2
Metropolitan Region XII
                          10         1         8           19                4          15          19          38
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

   TALCA                                       1            1                                                    1
VII Region                                     1            1                                                    1
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

   CONCEPCION              2                                2                                                    2
VIII Region                2                                2                                                    2
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

   TEMUCO                  1                                1                            1           1           2
IX Region                  1                                1                            1           1           2
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

   VALDIVIA                1                                1                                                    1
   OSORNO                                      1            1                                                    1
   PUERTO MONTT            1                                1                                                    1
X Region                   2                   1            3                                                    3
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

COMPANY TOTAL             20         1         11          32                4          22          26          58
----------------------- -------- ---------- --------- --------------    ------------- -------- -------------- --------

V.6.      Historical Series

TABLE 19: GROSS MARGIN (% of revenues)

                                                           IQ              IIQ             IIIQ             IVQ
                                                         -------         -------          -------          -------
CONSOLIDATED D&S
2002                                                       22.6            23.3
2001                                                       22.4            22.2             23.0             22.4
2000                                                       21.6            22.3             21.6             21.4
1999                                                       20.7            21.0             21.5             20.6
1998                                                       22.1            22.6             23.2             17.6
1997                                                       21.2            22.2             22.2             21.7


TABLE 20: RECURRING EXPENSES (% of revenues)

                                                           IQ              IIQ             IIIQ             IVQ
                                                         -------         -------          -------          -------
CONSOLIDATED D&S
2002                                                       13.6            15.5
2001                                                       12.6            14.1             13.3             12.1
2000                                                       11.9            13.1             12.6             12.3
1999                                                       12.9            14.4             13.5             14.1
1998                                                       13.1            13.1             13.2             12.7
1997                                                       12.0            12.6             13.1             11.2


TABLE 21: EBITDA MARGIN ($ of revenues)

                                                           IQ              IIQ             IIIQ             IVQ
                                                         -------         -------          -------          -------
CONSOLIDATED D&S
2002                                                        8.5             6.8
2001                                                        9.8             7.9              9.0             10.2
2000                                                        9.9             8.9              8.9              8.8
1999                                                        7.6             6.7              8.0              6.5
1998                                                        8.4             8.4              7.7              2.8
1997                                                        8.5             8.8              8.8              9.3


TABLE 22: OPERATING MARGIN (% of revenues)

                                                           IQ              IIQ             IIIQ             IVQ
                                                         -------         -------          -------          -------
CONSOLIDATED D&S
2002                                                        5.1             3.5
2001                                                        6.2             4.5              5.6              7.3
2000                                                        6.1             5.3              5.5              5.8
1999                                                        3.8             2.9              3.8              2.9
1998                                                        5.7             5.9              5.0             -0.1
1997                                                        6.0             6.1              5.9              6.7

V.7.      Quarterly Results

TABLE 23: QUARTERLY RESULTS

                                        IQ                                IIQ                           IIIQ
                           ------------------------------   -------------------------------    ----------------------
                              Ch$                               Ch$                                Ch$
                           millions      %        %YoY        millions      %        %YoY        millions       %
                           ---------- --------- ---------   ----------- --------- ---------    ----------- ----------
Sales                       211,185     88.4%      17.6%      220,191      88.6%     12.7%
Other revenues               27,836      0.9%      40.8%       28,404       1.8%     29.5%
Net revenues                239,022    100.0%      19.9%      248,595     100.0%     14.4%
                           ---------- --------- ---------   ----------- --------- ---------    ----------- ----------
Cost of sales               184,908     77.4%      19.6%      190,617      76.7%     12.8%
Gross Income/Margin          54,113     22.6%      21.0%       57,978      23.3%     20.1%
Recurring Operating
Expenses                     32,416     13.6%      29.1%       38,613      15.5%     26.5%
Start-up Expenses             1,327      0.6%     100.0%        2,414       1.0%    100.0%
Total Operating Expenses
(SG&A)                       33,743     14.1%      34.4%       41,026      16.5%     32.0%
EBITDA                       20,370      8.5%       3.8%       16,952       6.8%     -1.5%
                           ---------- --------- ---------   ----------- --------- ---------    ----------- ----------
Depreciation                  8,144      3.4%       9.0%        8,165       3.3%      8.1%
Total Operating Expenses     41,887     17.5%      28.6%       49,191      19.8%     27.3%
Operating Income             12,226      5.1%       0.6%        8,787       3.5%     -9.0%
Financial Expenses           (3,686)    -1.5%      20.6%       (2,800)     -1.1%     -9.2%
Other Non-operating
  Income (Expenses)            (110)     0.0%    -108.0%        1,906       0.8%    -30.2%
Monetary Correction             170      3.6%     -87.2%        2,172       2.4%     15.1%
Non-Operating Income         (3,796)    -1.6%     134.2%         (893)     -0.4%    156.0%
Income before Tax             8,430      3.5%     -20.0%        7,894       3.2%    -15.2%
Income Tax                   (1,296)    -0.5%     -18.7%       (1,251)     -0.5%    -16.8%
Minority Interest               (29)     0.0%     -27.8%          (18)      0.0%    -44.4%
Income                        7,106      3.0%     -20.2%        6,624       2.7%    -14.8%
Amortization of Goodwill         85      0.0%       2.2%           85       0.0%     -2.0%
Net Income                    7,191      3.0%     -20.0%        6,710       2.7%    -14.6%
                           ---------- --------- ---------   ----------- --------- ---------    ----------- ----------
_________________
(Exchange rate US$ =Ch$ 688.05)

                                        IH                                 9M                           TOTAL
                           Ch$                               Ch$                                Ch$
                           millions      %        %YoY        millions      %        %YoY        millions       %
                           ---------- --------- ---------   ----------- --------- ---------    ----------- ----------
Sales                       431,376     88.5%      15.1%
Other revenues               56,241     11.5%      34.8%
Net revenues                487,617    100.0%      17.0%
                           ---------- --------- ---------   ----------- --------- ---------    ----------- ----------
Cost of sales               375,525     77.0%      16.1%
Gross Income / Margin       112,092     23.0%      20.5%
Recuring Operating
Expenses                     71,028     14.6%      27.7%
Start-up Expenses             3,741      0.8%     100.0%
Total Operating Expenses
(SG&A)                       74,769     15.3%      33.1%
EB1TDA                       37,322      7.7%       1.3%

                           ---------- --------- ---------   ----------- --------- ---------    ----------- ----------
Depreciation                 16,309      3.3%       8.5%
Total Operating Expenses     91,078     18.7%      27.9%
Operating Income             21,013      4.3%      -3.7%
Financial Expenses           (6,486)    -1.3%       5.7%
Other Non-operating
Income (Expenses)             1,797      0.4%     -56.2%
Monetary Correction           2,342      0.5%     -27.2%
Non-Operating Income         (4,689)    -1.0%     138.1%
Income before Tax            16,324      3.3%     -17.7%
Income Tax                   (2,547)    -0.5%     -17.8%
Minority Interest               (47)     0.0%     -35.2%
Income                       13,730      2.8%     -17.7%
Amortization of Goodwill        171      0.0%       0.0%
Net Income                   13,901      2.9%     -17.5%

                           ---------- --------- ---------   ----------- --------- ---------    ----------- ----------
_________________
(Exchange rate US$ =Ch$ 688.05)

V.8.      Macroeconomics

FIGURE 6: ECONOMIC ACTIVITY MONTHLY INDEX (IMACEC)

           [Chart shows % change in Economic Activity Monthly Index
                 (IMACEC) from November 1998 to June 2002.].


FIGURE 7: RETAIL SECTOR SALES INDEX (SAME STORE SALES)

               [Chart shows % change in Retail Sales Index from
                        November 1998 to June 2002.].

FIGURE 8: SUPERMARKET INDUSTRY -- SAME STORE SALE INDEX

             [Chart shows % change in Same Store Sales Index from
                        November 1998 to June 2002.].


V.9.      Second Quarter 2002:

Economic Environment and Future Prospects

Internal demand has faced difficulties for a rebound back from the steep drop experienced since the first half of 1998. Indeed, real retail sales, an indicator of private consumption available every month (private consumption is only released on a yearly basis) shows that, after a seasonal adjustment, sales of June 2002 were 3.2% below sales recorded on January 1998 and sales growth in twelve months has been less than 1% during the second quarter of the current year.

The evolution of private consumption is explained by the expectations for growth in family income, financial conditions and the degree of confidence regarding employment and interest rates. In the last few years, news regarding the three determining factors of consumption have all been discouraging. First, the external impact in connection with the Asian crisis at the end of 1997, and the poor response in terms of internal policy at that time, ended up creating a strong recession and a steep increase in unemployment, which brought about a deterioration in the patrimony of individuals and small and mid-size companies. Second, the quick succession of external blows in the last four years (Russian, Brazilian and Argentine crisis, US recession and the recent deterioration in regional environment) have reduced the rates of our exports and have caused negative conditions in our currency exchange rates, finally having an adverse effect on growth rates of family income and spending. Third, the increasingly rigid measures introduced in the labor market and lower growth rates have resulted in a strong increase in unemployment rates and have reduced the confidence of families in terms of generating future income, all of which has a negative impact in consumption, especially in consumption of durable goods purchased on credit. Fourth, the low growth and confusing signs regarding the direction of future policies in terms of taxation and market regulations, have kept expectations and investment by the entrepreneurial sector at low levels (levels of investment in Chile today are less than 15% of investment amounts during the first quarter of 1998), finally having a negative impact on future growth prospects.

Better growth expectations had been forecast until a month ago thanks to a faster than initially foreseen recovery in the United States and world economy, which in turn would increase dynamism of our exports and would improve currency exchange terms, thus contributing to lower unemployment rates and increased disposable income. However, the scandals in connection with financial accounting reports in the United States have brought about deterioration on the expectations of entrepreneurs and families in the northern country far beyond that expected, hindering the continuity of the recovery in progress at that moment. In our region, doubts regarding the stability of policies in Brazil have resulted in strong pressures on the currency exchange and increased financing costs in that country, heightening the risk of a rescheduling of its internal debt. This deterioration in Brazil has triggered a crisis in the whole region.

In the light of this new world and regional economic scenario, the only encouraging news is the trade agreement in progress with the European Union and the increased likeliness of achieving a preferential trade agreement with the United States. Nevertheless, the effects of such agreements will be focused in the medium term, and, in order to get the best out of these deals, Chile has a long way to go and much progress to be made in terms of internal policies to improve quality and efficiency in our public organization and developing the required human resources (training and education).

In the short term, that is, in the next two years, GDP and consumption growth in Chile, will be conditioned by the speed of improvement in the external environment and the ability of our country to move on and embrace a strategy to foster growth and employment, as opposed to the redistribution strategy prevailing in the political agenda of the last five years.

As far as the world economic environment is concerned, given the strength and great resilience to take blows shown by the US economy, along with low interest rates, the recent depreciation of the dollar and its expansive government policy, this country should resume growth after the sluggish second and third quarters. In Latin America, reconstruction is bound to be a long-term task. With an external environment, which should improve in the coming year, permanence of internal stability and the opportunities of better access for our exports to the European Union and the United States, Chile should be capable of growing over a 4% during the next year, a figure which is quite higher than the 2.5% estimate for the current year. The current estimates for private consumption growth are 1.7% for 2002 and 3.7% for the year 2003.


                                                 Vittorio Corbo
                                                    Economist
                                      Pontificia Universidad Catolica de Chile

VI.       FECU

VI.1.     Balance Sheets - Assets

Rut:          96439000-2
Period:       01-01-2001 to 12-31-2001                       1.01.04.00 R.U.T.
Expressed In: Thousand Chilean pesos                                96439000-2
Type of Balance Statement:  Consolidated

2.00          FINANCIAL STATEMENTS
2.01          BALANCE SHEETS                                                month   day   year     month   day   year
1.00.01.30    Type of currency:  Chilean pesos                                 from 01/01/2002        from 01/01/2002
1.00.01.40    Type of Balance Statement: Consolidated                            to 06/30/2002          to 06/30/2002
ASSETS                                                                               CURRENT                 PRIOR
                                                                            ------------------     ------------------
5.11.00.00    TOTAL CURRENT ASSETS                                                 214,366,622            114,476,456
                                                                            ------------------     ------------------
              5.11.10.10  Cash and cash equivalents                                 17,532,632              9,160,658
              5.11.10.20  Time deposits
              5.11.10.30  Marketable securities (net)                                   98,222                304,389
              5.11.10.40  Sales debtors (net)                                       41,899,692             29,062,748
              5.11.10.50  Notes receivable (net)                                     1,113,917                804,994
              5.11.10.60  Sundry debtors (net)                                      66,810,178              6,750,429
                          Documents and accounts receivable from
              5.11.10.70  related companies                                          1,278,215                169,356
              5.11.10.80  Inventories (net)                                         77,024,273             61,362,240
              5.11.10.90  Refundable taxes                                           2,428,517              1,677,149
              5.11.20.10  Prepaid expenses                                           4,212,391              4,355,164
              5.11.20.20  Deferred taxes                                             1,287,983                201,817
              5.11.20.30  Other current assets                                         680,602                627,512
              5.11.20.40  Leasing contracts (net)
              5.11.20.50  Assets for leasing (net)
5.12.00.00    TOTAL FIXED ASSETS                                                   461,879,858            426,309,373
                                                                            ------------------     ------------------
              5.12.10.00  Land                                                     126,615,475            118,934,449
              5.12.20.00  Buildings and infrastructure                             313,474,890            279,383,711
              5.12.30.00  Machinery and equipment                                  115,854,858             98,829,385
              5.12.40.00  Other fixed assets                                        57,322,213             51,107,290
                          Reserve for technical revaluation of fixed
              5.12.50.00  assets                                                     3,931,943              3,928,641
              5.12.60.00  Depreciation (minus)                                   (155,319,521)          (125,874,103)
5.13.00.00    TOTAL OTHER ASSETS                                                    17,052,267             74,482,424
                                                                            ------------------     ------------------
              5.13.10.10  Investment in related companies                            1,421,403                549,319
              5.13.10.20  Investment in other companies                                 67,944                 67,887
              5.13.10.30  Goodwill                                                  10,880,080             11,637,721
              5.13.10.40  Negative goodwill (minus)                                (1,232,058)            (1,646,606)
              5.13.10.50  Long-term debtors                                          1,687,678              58160,038
                          Notes and accounts receivable from related
              5.13.10.60  companies - long term
              5.13.10.65  Long-term deferred taxes
              5.13.10.70  Intangibles
              5.13.10.80  Amortization (minus)
              5.13.10.90  Others                                                     4,227,220              5,714,065
              5.13.20.10  Long-term leasing contracts (net)
5.10.00.00    TOTAL ASSETS                                                         693,298,747            615,268,253
                                                                            ------------------     ------------------

VI.       FECU

VI.2.     Balance Sheets - Liabilities

Rut:          96439000-2
Period:       01-01-2001 to 12-31-2001                       1.01.04.00 R.U.T.
Expressed In: Thousand Chilean pesos                                96439000-2

Type of Balance Statement: Consolidated                                     month   day   year     month   day   year
1.00.01.30    Type of currency: Chilean pesos                                  from 01/01/2002        from 01/01/2001
1.00.01.40    Type of Balance Statement: Consolidated                            to 06/30/2002          to 06/30/2001
LIABILITIES                                                                        CURRENT                   PRIOR
                                                                            ------------------     ------------------

5.21.00.00    TOTAL CURRENT LIABILITIES                                            264,161,349            160,688,963
                                                                            ------------------     ------------------
              5.21.10.10  Debt with banks and financial institutions -              33,622,267             15,889,693
                          short term
                          Debt with banks and financial institutions -
              5.21.10.20  long term portion                                         50,673,578              1,610,581
              5.21.10.30  Obligations with public (notes)                                   --                     --
                          Obligations with public - short term portion
              5.21.10.40  (bonds)                                                    1,523,330              1,524,685
              5.21.10.50  Long term debt with maturity within a year                 4,722,350              2,594,938
              5.21.10.60  Dividends to be paid                                              --                     --
              5.21.10.70  Accounts payable                                         146,727,181            119,691,146
              5.21.10.80  Documents payable                                                 --                     --
              5.21.10.90  Sundry creditors                                           8,053,466              5,327,142
              5.21.20.10  Documents and accounts payable to suppliers               10,331,787              6,503,140
              5.21.20.20  Accruals                                                   5,789,132              5,576,332
              5.21.20.30  Witholdings                                                1,933,811                688,267
              5.21.20.40  Income tax                                                   669,869                 25,167
              5.21.20.50  Income received in advance                                    47,520                 45,091
              5.21.20.60  Deferred taxes                                                    --                     --
              5.21.20.70  Other current taxes                                           67,058                212,781
5.22.00.00    TOTAL LONG TERM LIABILITIES                                          137,515,877            186,086,896
                                                                            ------------------     ------------------
              5.22.10.00  Debt with banks and financial institutions                41,606,839             91,663,340
              5.22.20.00  Obligations with public - long term (bonds)               79,141,954             79,266,887
              5.22.30.00  Documents payable - long term                              1,600,026                262,917
              5.22.40.00  Sundry creditors - long term                               9,680,251             11,626,614
              5.22.50.00  Notes & accounts payable to related companies                     --                     --
              5.22.60.00  Accruals                                                   3,313,384              2,277,709
              5.22.65.00  Deferred taxes - long term                                 1,878,501                626,190
              5.22.70.00  Other long term liabilities                                  294,922                363,239
5.23.00.00    MINORITY INTEREST                                                        485,866                351,513
                                                                            ------------------     ------------------
5.24.00.00    SHAREHOLDERS' EQUITY                                                 291,135,655            268,140,881
                                                                            ------------------     ------------------
              5.24.10.00  Capital paid                                             208,528,749            206,508,219
              5.24.20.00  Capital revaluation reserve                                1,251,172              3,096,563
              5.24.30.00  Additional paid-in capital                                        --                     --
              5.24.40.00  Other reserves                                             1,270,484              1,269,416
                          Retained earnings (addition to codes
              5.24.50.00  5.24.51.00 to 5.24.56.00)                                 80,085,250             57,266,683
              5.24.51.00  Reserve for future dividends                                      --                     --
              5.24.52.00  Accrued income                                            66,184,534             40,417,454
              5.24.53.00  Accrued loss (minus)                                              --                     --
              5.24.54.00  Income (loss) for the period                              13,900,716             16,849,229
              5.24.55.00  Provisory dividends (minus)                                       --                     --
              5.24.56.00  Accrued deficit development period                                --                     --
5.20.00.00    TOTAL LIABILITIES                                                    693,298,747            615,268,253
                                                                            ------------------     ------------------

VI.       FECU

VI.3.     Income Statement

F 96439000-2
F 01-01-2001 to 12-31-2001                                   1.01.04.00.R.U.T.
Expressed In:     Thousand Chilean pesos                            96439000-2

Type of Balance Statement:  Consolidated                                    month   day   year     month   day   year
1 Type of currency:  Pesos                                                     from 01/01/2002        from 01/01/2001
1 Type of Balance Statement:  Consolidated                                       to 06/30/2002          to 06/30/2001
INCOME STATEMENT                                                                   CURRENT                  PRIOR
                                                                             -----------------         --------------

5.31.11.00    OPERATING INCOME                                                      21,013,260             21,820,963
                                                                            ------------------     ------------------
5.31.11.10    GROSS MARGIN                                                         112,091,589             93,062,900
5.31.11.11    Net revenues                                                         487,616,723            416,743,301
5.31.11.12    Cost of sales (minus)                                              (375,525,134)          (323,680,401)
5.31.11.20    Selling and administrative expenses (minus)                         (91,078,329)           (71,241,937)
5.31.12.00    NON-OPERATING INCOME                                                 (4,689,378)            (1,970,660)
                                                                            ------------------     ------------------
5.31.12.10    Financial/interest income                                                236,125                745,781
5.31.12.20    Income from investment in related companies                              189,113                101,020
5.31.12.30    Other non-operating income                                                47,676                 42,548
5.31.12.40    Loss from investment in related companies (minus)                       (32,601)                     --
5.31.12.50    Amortization of goodwill (minus)                                       (384,272)              (376,961)
5.31.12.60    Financial expenses (minus)                                           (6,486,074)            (6,139,504)
5.31.12.70    Other non-operating expenses (minus)                                   (601,343)              (271,567)
5.31.12.80    Monetary correction                                                     (17,741)              (347,048)
5.31.12.90    Currency exchange differences                                          2,359,739              4,275,071
5.31.10.00    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS                    16,323,882             19,850,303
                                                                            ------------------     ------------------
5.31.20.00    INCOME TAX                                                           (2,547,258)            (3,099,787)
5.31.30.00    EXTRAORDINARY ITEMS                                                           --                     --
5.31.40.00    NET INCOME (LOSS) BEFORE MINORITY INTEREST                            13,776,624             16,750,516
5.31.50.00    MINORITY INTEREST                                                       (46,679)               (72,077)
5.31.00.00    NET INCOME (LOSS)                                                     13,729,945             16,678,439
                                                                            ------------------     ------------------
5.32.00.00    Amortization of negative goodwill                                        170,771                170,790
5.30.00.00    NET INCOME (LOSS FOR THE PERIOD)                                      13,900,716             16,849,229
                                                                            ------------------     ------------------

VI.       FECU

VI.4.     Cash Flows Statement

                                                            1.01.04.00  R.U.T.
1.00. Type of currency:          Pesos                            96.439.000-2

1.00 Type of Balance Statement:  Consolidated                                         month  day  year   month  day  year
5.03 Method of Cash Flow         I                                                     from 01/01/2002    from 01/01/2002
       Statement                                                                          to 06/30/200      to 06/30/2002
CASH FLOWS STATEMENTS-INDIRECT                                                               CURRENT             PRIOR
                                                                                      ----------------   ----------------
   5.50.00.00  NET CASH FLOWS FROM OPERATING ACTIVITIES                                     12,794,980     10,369,157
                                                                                         -------------   ------------
               5.50.10.00 Income (loss) for the period                                     13,900,716     16,849,229
               5.50.20.00 Income on sale of fixed assets                                       54,168         11,214
                          5.50.20.10 (Gain) Loss on sale of fixed assets                       54,168         11,214
                          5.50.20.20 Gain on sale of investments (minus)
                          5.50.20.30 Loss on sale of investments
                          5.50.20.40 (Gain) Loss on sale of other assets
                          Charges (credit) to income statement which do not represent
                          5.50.30.00 cash flows                                             14,272,427     11,458,856
                          5.50.30.05 Depreciation for the period                            16,309,165     15,035,204
                          5.50.30.10 Amortization of intangibles
                          5.50.30.15 Writeoffs and provisions
                          5.50.30.20 Gain from investment in related companies (minus)        -189,113       -101,020
                          5.50.30.25 Loss from investment in related companies                  32,601
                          5.50.30.30 Amortization of goodwill                                  384,272        379,961
                          5.50.30.35 Amortization of negative goodwill (minus)                -170,771       -170,790
                          5.50.30.40 Net monetary correction                                    17,741        347,048
                          5.50.30.45 Net currency exchange difference                       -2,359,739     -4,275,071
                          5.50.30.50 Other credits to income statement which do not
                                     represent cash flows
                          5.50.30.55 Other charges to income statement which do not
                                     represent cash flows                                      248,271        246,524
               5.50.40.00 Changes in assets affect cash flows (increase) decrease          -10,647,326     -9,403,064
                          5.50.40.10 Sales debtors                                          -2,249,859      2,118,349
                          5.50.40.20 Inventories                                            -7,773,582     -9,964,860
                          5.50.40.30 Other assets                                             -623,885     -1,556,553
               5.50.50.00 Changes in liabilities affecting cash flows (increase)
                          decrease                                                          -4,831,684     -8,619,155
                          5.50.50.10 Accounts payable related to the operation              -3,566,374     -6,960,120
                          5.50.50.20 Interest payable                                         -229,136       -250,162
                          5.50.50.30 Income tax payable (net)                                 -923,076      1,959,605
                          5.50.50.40 Other accounts payable related to results other
                                     than operation                                          1,665,158        758,987
                          5.50.50.50 VAT and other similar taxes payable (net)              -1,778,256     -4,127,465
               5.50.60.00 Gain (loss) in minority interest                                      46,679         72,077
   5.41.12.00  NET CASH FLOWS FROM FINANCING ACTIVITIES                                     10,909,744      4,348,625
                                                                                         -------------   ------------
               5.41.12.05 Proceeds from issuance of common stock
               5.41.12.10 Proceeds from loans                                               45,939,871     21,397,590
               5.41.12.15 Bonds
               5.41.12.20 Proceeds from loans from related companies
               5.41.12.25 Proceeds from other loans from related companies                   5,598,637      5,288,879
               5.41.12.30 Other sources of financing
               5.41.12.35 Payment of dividends (minus)                                     -13,875,900     -8,529,965
               5.41.12.40 Withdrawals of capital (minus)
               5.41.12.45 Repayment of loans (minus)                                       -26,752,864    -13,705,642
               5.41.12.50 Repayment of bonds (minus)                                                         -102,237
               5.41.12.55 Repayment of loans from related companies (minus)
               5.41.12.60 Repayment of other loans from related companies
                          (minus)
               5.41.12.65 Expenses from the issuance of common stock
                          (minus)
               5.41.12.70 Expenses from the issuance of bonds (minus)
               5.41.12.75 Other expenses related to financing activities
                          (minus)
   5.41.13.00  NET CASH FLOWS FROM INVESTING ACTIVITIES                                    -35,419,681    -42,999,152
                                                                                         -------------   ------------
               5.41.13.05 Proceeds from sale of property, plant and equipment                   50,467        112,210
               5.41.13.10 Proceeds from sale of long-term investments
               5.41.13.15 Proceeds from sale of other investments
               5.41.13.20 Decrease in loans to related companies
               5.41.13.25 Decrease in other loans to related companies
               5.41.13.30 Other proceeds from investment                                       194,122          1,722
               5.41.13.35 Purchases of property, plant and equipment                       -34,988,322    -40,837,798
               5.41.13.40 Payment of capitalized interest (minus)                             -424,200       -536,649
                                                                                         -------------   ------------

         The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) submitted to the SVS (Superintendency of Securities and Insurance) on this date.


         Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices, and other factors detailed in the Company's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

[D&S Logo]
A School of Service

Ticker Symbols
NYSE: DYS
Bolsa de Comercio de Santiago : D&S


Address
Distribucion y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura Santiago de Chile


Phone
(56-2) 200 5301


Fax
(56-2) 624 2979


E-mail  info@dys.cl
Website www.dys.cl

                                  [D&S LOGO]
------------------------------------------------------------------------------




                              MARK YOUR CALENDAR

                             D&S S.A. (NYSE: DYS)
                      Conference Call - IIQ 2002 Results
                          Wednesday, August 28, 2002

                     11:30 a.m. Eastern Standard, NY Time
                        11:30 a.m. Santiago, Chile Time

You are cordially invited to particpate in Distribucion y Servicio D&S S.A.'s (NYSE:DYS) Conference Call to discuss Second Quarter 2002 results with Mr. Nicolas Ibanez, CEO, and Mr. Miguel Nunez, CFO. There will be a question and answer session following the review.

To participate please call (415) 217-0050 approximately ten minues before the call is scheduled to begin.

The Conference Call will be broadcast live over the Internet, simply log on to the web at the following adress:

Event Page Url
http://www.firstcallevents.com/service/ajwz364941244gf12.html and send your questions by email to lbradford@dys.cl


For those of you unable to participate, the webcast will be posted on the Company website www.dys.cl and on PRNewswire website www.prnewswire.com for 90 days.


------------------------------------------------------------------------------

DISTRIBUCION Y SERVICIO D&S S.A.



                                  SIGNATURES







Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.






                           DISTRIBUCION Y SERVICIO D&S S.A.



                           By:  /s/ Miguel Nunez
                              -----------------------------
                              Chief Financial Officer










Dated:  September 3, 2002